

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 29, 2018

<u>Via E-mail</u>
Brad Farrell
Chief Financial Officer
Two Harbors Investment Corp.
575 Lexington Avenue, Suite 2930
New York, NY 10022

      Re: **Two Harbors Investment Corp.**
              Form 10-K
              Filed February 27, 2018
              File No. 001-34506

Dear Mr. Farrell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Financial Condition</u>

<u>Equity, page 82</u>

1. Please revise your disclosure of core earnings in future filings to include all of the disclosures required by Item 10(e) of Regulation S-K. In particular, please include a reconciliation of core earnings that begins with the most directly comparable GAAP measure. Your revised reconciliation should provide disaggregated disclosure of all the adjustments necessary to arrive at core earnings from the most directly comparable GAAP measure.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at (202)551-3851 or the undersigned at (202)551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities